# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: STRATA Skin Sciences, CIK 0001051514
CUSIP: 86272A305
Title of class of securities: Common stock, $0.001 par value per share
Address of issuer's principal executive offices: 5 WALNUT GROVE DRIVE, SUITE 140, HORSHAM, Pennsylvania (PA), 19044
Date of event which requires filing of this statement: 09/04/2025
Filed by CIK 0001662817
Persons authorized to receive notices and communications: Accelmed Partners, L.P., 1670 Daytonia Road, Attn: Uri Geiger, Miami Beach, Florida (FL), 33141, (786) 826-9118

## Reporting persons
- Accelmed Partners, L.P. (CIK 0001662817): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 1,441,835; sole dispositive power 0; shared dispositive power 1,441,835; aggregate amount beneficially owned 1,441,835 (27.4% of the class)
  Comment: The percentages used herein are calculated based upon 5,268,708 shares of Common Stock outstanding immediately following the September 4, 2025 closing of the issuer's registered direct offering as described in "Item 1 - Explanatory Note" below.
- Accelmed Partners (GP), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,441,835; sole dispositive power 0; shared dispositive power 1,441,835; aggregate amount beneficially owned 1,441,835 (27.4% of the class)
  Comment: The percentages used herein are calculated based upon 5,268,708 shares of Common Stock outstanding immediately following the September 4, 2025 closing of the issuer's registered direct offering as described in "Item 1 - Explanatory Note" below.
- Accelmed Growth Partners (AGP) Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,441,835; sole dispositive power 0; shared dispositive power 1,441,835; aggregate amount beneficially owned 1,441,835 (27.4% of the class)
  Comment: The percentages used herein are calculated based upon 5,268,708 shares of Common Stock outstanding immediately following the September 4, 2025 closing of the issuer's registered direct offering as described in "Item 1 - Explanatory Note" below.
- Accelmed Growth Partners Management Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,441,835; sole dispositive power 0; shared dispositive power 1,441,835; aggregate amount beneficially owned 1,441,835 (27.4% of the class)
  Comment: The percentages used herein are calculated based upon 5,268,708 shares of Common Stock outstanding immediately following the September 4, 2025 closing of the issuer's registered direct offering as described in "Item 1 - Explanatory Note" below.
- Uri Geiger: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,441,835; sole dispositive power 0; shared dispositive power 1,441,835; aggregate amount beneficially owned 1,441,835 (27.4% of the class)
  Comment: The percentages used herein are calculated based upon 5,268,708 shares of Common Stock outstanding immediately following the September 4, 2025 closing of the issuer's registered direct offering as described in "Item 1 - Explanatory Note" below.

## Item 1. Security and Issuer
Title of class of securities: Common stock, $0.001 par value per share
Name of issuer: STRATA Skin Sciences
Address of issuer's principal executive offices: 5 WALNUT GROVE DRIVE, SUITE 140, HORSHAM, Pennsylvania (PA), 19044
Comment:
Explanatory Note

This Amendment No. 2 to Schedule 13D (this "Schedule 13D/A") is being filed to amend the Schedule 13D filed with the U.S. Securities and Exchange Commission ("SEC") on April 3, 2018, as amended on July 18, 2024 (together, the "Initial 13D"). The Reporting Persons are filing this 13D/A solely to report a change in percent of class due to the September 4, 2025 issuance by Strata Skin Sciences, Inc. of 1,097,547 shares of Common Stock in a registered direct offering to third party investors (the "Offering"). Upon closing of the Offering, there are a total of 5,268,708 shares of Common Stock outstanding. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of shares of Common Stock and percentages beneficially owned by each of the Reporting Persons. The percentages used herein are calculated based upon 5,268,708 shares of Common Stock outstanding immediately following the September 4, 2025 closing of the issuer's registered direct offering as described in "Item 1 - Explanatory Note" above.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The Reporting Persons have not engaged in any transactions with respect to shares of the Common Stock during the past sixty (60) days.

## Signatures
- Accelmed Partners, L.P.: /s/ Uri Geiger, Uri Geiger/Managing Partner (09/05/2025)
- Accelmed Partners (GP), L.P.: /s/ Uri Geiger, Uri Geiger/Managing Partner (09/05/2025)
- Accelmed Growth Partners (AGP) Ltd.: /s/ Uri Geiger, Uri Geiger/Managing Partner (09/05/2025)
- Accelmed Growth Partners Management Ltd.: /s/ Uri Geiger, Uri Geiger/Managing Partner (09/05/2025)
- Uri Geiger: /s/ Uri Geiger, Uri Geiger, an individual (09/05/2025)